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                                                                [SECURIAN LOGO]


April 29, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Re:  Securian Life Variable Universal Life Account
     Securian Life Insurance Company
     File Numbers and 811-21859 and 333-132009
     "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Securian Life Variable Universal Life Account (the "Registrant"), acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Dwayne C. Radel

Dwayne C. Radel
Senior Vice President
and General Counsel

SECURIAN LIFE INSURANCE COMPANY
400 Robert Street North
St. Paul, MN 55101-2098
651.665.3500